PROSPECTUS SUPPLEMENT NO. 2
to Prospectus Dated May 23, 1997



                               1,000,000 SHARES

                         CONSOLIDATED PRODUCTS, INC.

                                 COMMON STOCK



By means of this Prospectus Supplement, Consolidated Products, Inc. (the "Company") hereby offers 300,000 shares of Common Stock (the "Shares") to Rock Island Securities at a purchase price of $17.125 per share pursuant to the Prospectus dated May 23, 1997, of which this Prospectus Supplement is a part. The Company will place the Shares through David A. Noyes & Co., Inc., a registered broker-dealer (the "Agent"). The Company will pay the Agent a fee of $150,000 in connection with the sales of the Shares offered hereby.

The Company reported net earnings increased 23 percent for the third quarter ended July 2, 1997 to $4,555,631 ($.29 per share). Revenues increased 16 percent to $65,724,712. Revenues and operating earnings (earnings before interest and income taxes) reached record levels for the forty-fifth consecutive quarter. Systemwide sales reached $82,117,902.

Steak n Shake's expansion and market penetration strategies continue to produce significant revenues and earnings gains. With the opening of seven Company-operated and four franchised Steak n Shake restaurants in the third quarter, the number of systemwide restaurants increased nearly 20% over the prior year. At the end of the third quarter, 240 Steak n Shake restaurants, including 53 franchised, were being operated. Steak n Shake same store sales for the quarter were flat after adjusting for the cannibalization effect of new stores on existing restaurants in the well developed markets. The first Company-operated Steak n Shake restaurant in the Nashville, Tennessee market opened very strongly. The Company plans on opening 9 restaurants in the Nashville market area in the next 18 months.

For the 40 weeks ended July 2, 1997, net earnings increased 25% to $11,588,092 ($.74 per share) while revenues were up 17%. Systemwide sales increased 17% to $249,157,213. Steak n Shake's same store sales year-to-date were up 2.3 percent after adjusting for the cannibalization effect of new restaurants.

Thirty-two Steak n Shake restaurants, including 6 franchised, have been opened in the 40 weeks ended July 2, 1997. Subsequent to the end of the third quarter, three Company-operated Steak n Shake restaurants were opened. Currently, eight Company-operated and four franchised restaurants are under construction. Six of the restaurants under construction, including two franchished, will be opened during the fourth quarter. With 29 Company-operated Steak n Shake restaurants opened to date in fiscal 1997 and four scheduled to open before the end of the fiscal year, the Company will meet its goal of opening Company-operated units at a 20% annual growth rate.

The Company currently operates 243 Steak n Shake restaurants, including
53 franchised, and 11 Specialty restaurants, primarily Colorado Steakhouses.

As previously reported, the Company has filed a registration statement with the Securities and Exchange Commission for 1,000,000 shares of its Common Stock to be offered up for sale, subject to market conditions, through Company-directed transactions. To date, the Company has sold more than 800,000 shares, including the shares covered by this Prospectus Supplement. The proceeds from the sales were utilized to repay indebtedness.


The date of this Prospectus Supplement is August 1, 1997.

                          CONSOLIDATED PRODUCTS, INC.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)



                                                    TWELVE                                  FORTY
                                                  WEEKS ENDED                            WEEKS ENDED
                                      ----------------------------------     -------------------------------------
                                          7/2/97               7/3/96              7/2/97               7/3/96
                                      --------------      --------------     ----------------      ---------------
Revenues                              $   64,173,847      $   55,202,677      $   195,603,671      $   167,228,075
   Net sales                                 842,603             687,423            2,353,309            2,069,903
   Franchise fees                            708,262             547,208            1,602,734            1,806,896
   Other, net                         --------------      --------------      ---------------      ---------------
                                          65,724,712          56,437,308          199,559,714          171,104,874
                                      --------------      --------------      ---------------      ---------------
Costs and Expenses
   Cost of sales                          16,732,165          14,634,607           51,481,806           44,395,668
   Restaurant operating costs             28,599,552          24,508,604           87,567,081           75,557,185
   General and administrative              4,954,117           4,269,071           16,031,364           14,015,958
   Depreciation and amortization           2,479,538           2,034,250            7,928,365            6,412,317
   Rent                                    2,020,523           1,701,539            6,321,870            5,536,519
   Marketing                               2,011,481           1,710,799            6,038,581            5,316,211
   Amortization of pre-opening costs         812,072             760,982            2,672,323            2,373,716
   Interest                                  879,633             786,175            2,870,232            2,426,473
                                      --------------      --------------      ---------------      ---------------
                                          58,489,081          50,406,027          180,911,622          156,034,047
                                      --------------      --------------      ---------------      ---------------
Earnings Before Income Taxes               7,235,631           6,031,281           18,648,092           15,070,827

Income Taxes                               2,680,000           2,325,000            7,060,000            5,785,000
                                      --------------      --------------      ---------------      ---------------
Net Earnings                          $    4,555,631      $    3,706,281      $    11,588,092      $     9,285,827
                                      ==============      ==============      ===============      ===============

Net Earnings Per Common and
Common equivalent Share:              $         0.29      $         0.24(1)   $          0.74      $          0.60(1)

Weighted Average Shares
and Equivalents:                          15,766,308          15,581,750(1)        15,720,859           15,498,382(1)

(1) Net earnings per share and average shares outstanding have been restated to give effect to the 10% stock dividend declared on December 18, 1996, distributable on January 20, 1997 to shareholders of record on January 6, 1997.


                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                              7/2/97              9/25/96
                                                           (UNAUDITED)
                                                          --------------      ---------------
Assets
   Current assets                                         $   15,242,312       $   15,143,556
   Property and equipment - net                              138,008,653          110,662,288
   Leased property - net                                       4,128,558            5,035,635
   Other assets                                                  513,770              574,023
                                                          --------------       --------------
   Total assets                                           $  157,893,293       $  131,415,502
                                                          ==============       ==============
Liabilities and Shareholders' Equity
   Current liabilities                                    $   35,775,751       $   37,304,688
   Deferred income taxes                                         325,000              325,000
   Obligations under capital leases                            5,702,091            6,956,882
   Revolving line of credit                                   16,000,000            4,000,000
   Senior note                                                29,261,111           25,000,000
   Shareholders' equity                                       70,829,340           57,828,932
                                                          --------------       --------------
   Total liabilities and shareholders' equity             $  157,893,293       $  131,415,502
                                                          ==============       ==============